Mail Stop 3561

March 4, 2009

Christine Day, Chief Executive Officer
lululemon athletica inc.
2285 Clark Drive,
Vancouver, British Columbia

>   **Re: lululemon athletica inc.**
>   **Form 10-K for fiscal year ended February 3, 2008**
>   **Filed April 8, 2008**
>   **File No. 001-33608**

Dear Ms. Day:

    We have completed our review of your filing and related documents and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director

cc: John E. Currie, CFO
      Fax: (604) 874-6124
      Mark F. Hoffman, DLA Piper LLP
      Fax: (206) 494-1788